EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

March 5, 2014	Trading Symbols: TSX Venture – CLH US OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL ENTERS INTO OPTION AND JOINT VENTURE AGREEMENT AND
PRIVATE PLACEMENT OF $705,500 WITH BARRICK

Coral Gold Resources Ltd. (CLH:TSX.V, CLHRF:USOTCBB; “Coral” or the “Company”) is pleased to announce that the Company has entered into an exploration and option to joint venture agreement (the “Option Agreement”) with Coral Resources, Inc., the Company’s wholly owned subsidiary, Barrick Gold Exploration Inc. (“Barrick Gold”), and Barrick Gold Corporation (“Barrick”), pursuant to which Barrick Gold has been granted an option to earn up to an undivided 60% interest on the Company’s Gold Ridge Property in Nevada (consisting of a portion of the Robertson Property) in consideration for Barrick Gold incurring US$12,000,000 in exploration expenditures over a five year period. In addition, Barrick Gold has the option to increase its interest by an additional 15% for an aggregate undivided 75% interest by preparing and delivering to the Company a scoping study. The Option Agreement also provides that upon Barrick Gold exercising its option, a 60%/40% or a 75%/25% joint venture between the parties will be established in order to further explore the Gold Ridge Property.

The Company also announces that, pursuant to a non-brokered private placement (the “Private Placement”), Barrick has subscribed for 4,150,000 common shares of the Company at a price of CAD$0.17 per common share for gross proceeds of CAD$705,500. The proceeds of the Private Placement will be used for exploration and for general working capital.

“I am extremely pleased to have this new agreement in place for the Gold Ridge Property which will be explored by an award winning exploration team”, stated David Wolfin, President and CEO. “I would like to congratulate Barrick's 25-person Goldrush Discovery Team for their recent Thayer Lindsay Award recognizing their team for the 14.1 million ounce world class Goldrush deposit in the Cortez District, Nevada located on an adjacent property. We now feel we have the best possible team to explore our Gold Ridge Property. I would also like to welcome Barrick as a major stakeholder in Coral Gold representing 9.9% of Coral Gold’s share capital.”

The Company’s Gold Ridge Property consists of 107 claims covering approximately 2.5 mi2 and is adjacent to the western side of the Robertson claim block located in North Central Nevada on the Cortez Gold Trend. The Cortez gold mine is one of the world's largest and lowest cost gold mines, and the surrounding area hosts excellent upside exploration potential. In 2007, Coral drilled two deep holes on the northern most area of the Gold Ridge Property and encountered lower plate Carlin type formation with anomalous gold intercepts.

The Option Agreement and Private Placement are subject to the approval of the TSX Venture Exchange.

Qualified Person

Coral's projects are under the supervision of Chris Sampson, P.Eng, Coral VP and a Director, who is a qualified person within the context of National Instrument 43-101. Mr. Sampson has reviewed and approved the technical data herein.

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. Except as required by law, the Company does not assume the obligation to update any forward-looking statement.